Exhibit 99.2

Proposals for the 2023 Ordinary Shareholder’s Meeting Banco Santander-Chile

And complementary corporate governance information

Propuestas para Junta Ordinaria de Accionistas 2023 Banco Santander-Chile

E información complementaria de gobierno corporativo

PROPUESTAS PARA JUNTA ORDINARIA DE ACCIONISTAS 2023 BANCO SANTANDER-CHILE	4

PROPOSALS FOR THE 2023 ORDINARY SHAREHOLDER’S MEETING BANCO SANTANDER-CHILE	4

Dear Shareholder:

The Board of Directors is pleased to invite you to attend the Banco Santander Chile’s Annual Shareholders’ Meeting to be held on April 19, 2022 at 3:00pm, Santiago, Chile time. The Annual Meeting will held through a virtual platform that can be accessed at: juntasantander.evoting.cl. This document contains important information about the agenda to be conducted at the Annual Meeting. Local shareholders will be able to vote directly though our virtual platform during the shareholders’ meeting. ADR holders are invited to vote using the voting card sent out by the custodians of our ADRs The Bank of New York on March 23. For information more information about the Annual Meeting please our website at https://santandercl.gcs-web.com/investors/shareholders-meetings

Estimado accionista:

El Directorio tiene el agrado de invitarlo a asistir a la Junta Anual de Accionistas de Banco Santander Chile a realizarse el día 19 de abril de 2023 a las 15:00 horas, hora de Santiago de Chile. Esta junta se llevará a cabo en una plataforma virtual a la que se puede acceder a través del siguiente link: juntasantander.evoting.cl. Este documento incluye los fundamentos que respaldan cada punto en la agenda de la Junta. Los accionistas locales podrán votar directamente a través de nuestra plataforma virtual durante la junta. Los tenedores de ADR están invitados a votar a través de la tarjeta de votación enviada el 23 de marzo por el custodio de nuestros ADRs el Bank of New York. Para obtener más información sobre la junta, visite nuestro sitio web en https://banco.santander.cl/accionistas

PROPOSALS FOR THE 2023 ORDINARY SHAREHOLDER’S MEETING BANCO SANTANDER-CHILE

1. Approval of the Annual Report, Balance Sheet and Consolidated Financial Statements of the Bank and its subsidiaries, and the Independent Report of the External Auditors, corresponding to the financial year ending December 31st of 2022.These can be viewed in English at the following link: https://santandercl.gcs-web.com/investors/shareholders-meetings

PROPUESTAS PARA JUNTA ORDINARIA DE ACCIONISTAS 2023 BANCO SANTANDER-CHILE

1. Someter a su consideración y aprobación la Memoria, el Balance General, Estados Financieros e Informe de los Auditores Externos correspondientes al ejercicio comprendido entre el 1º de enero y el 31 de diciembre de 2022. Los estados financieros auditados y la Memoria Anual 2022 están disponibles en el siguiente link: https://banco.santander.cl/accionistas

2. Decide on the distribution of net income from the fiscal year 2022.

A dividend of Ch$2.57469221 per share or 60% of 2022 net income attributable to shareholders as a dividend, which will be paid in Chile, if approved, from the fifth business banking day following the day of the Meeting. Likewise, it will be proposed that the remaining 40% of the profits be used to increase the reserves and/or accumulated profits of the bank.

If we take the closing price of the share as of March 14, the date the dividend proposal was announced, this dividend would have represented a dividend yield of 7.3%.

The decision to distribute 60% to shareholders is based on the positive evolution of the Bank’s results and capital during 2022 and the expectations of commercial activity during 2023. At year-end 2022, the Bank’s total capital ratio reached a record high level of was 17.8% with a core capital ratio of 11.1%, well above the 8.5% minimum set by our regulators and Board for the Bank by 2025. This includes all of the buffers and a Pillar 2 requirement of 0%, set by the CMF for us. In 2022, our core equity Tier 1 increased by 20.6% compared to 0.2% for our risk weighted assets, which reflects the Bank’s efficient use of capital in 2022. Due to these strong ratios, the Bank’s Board decided to propose this payout ratio.

2. Resolver el destino de las utilidades del ejercicio 2022.

Se propondrá distribuir un dividendo de $2,57469221 por acción, correspondiente a un 60% de las utilidades del ejercicio, el que se pagará, de ser aprobado, a contar del 5 día hábil bancario siguiente al día de la Junta. Asimismo, se propondrá que el 40% restante de las utilidades sea destinado a incrementar las reservas y/o utilidades acumuladas del banco.

Si tomamos el precio de cierre de la acción al día 14 de marzo, fecha en la cual se publicó esta propuesta, este dividendo representaría un retorno de 7,3% sobre dicho precio de cierre referencial.

La decisión de distribuir un 60% a accionistas se basa en la positiva evolución de los resultados y el capital del Banco durante el 2022 y las expectativas de actividad comercial durante 2023. Al cierre del 2022 el índice de capital regulatorio del Banco alcanzó una cifra históricamente alta de 17,8% con un indicador de capital básico sobre activos ponderados por riesgo de 11,1%, muy por encima del mínimo del 8,5% establecido por nuestros reguladores y el Directorio para el Banco para 2025. Esto incluye todos los colchones y un requisito de Pilar 2 del 0%, establecido por la CMF para nosotros. En el 2022, el capital básico del Banco creció 20,6 % y los activos ponderados por riesgo aumentaron 0,2%, lo que también refleja un eficiente uso de nuestro capital en el 2022. En virtud de aquello el Directorio decidió proponer este dividendo.

3. Total Election of Board of Directors

It will be proposed at the Ordinary Shareholders Meeting the election of these persons:

For more information, see our website

I. Claudio Melandri (President)

He is the President of the Board of Directors of Banco Santander Chile. With more than 30 years of experience in the financial industry, he was Chief Executive Officer of Banco Santander Chile from January 2010 to March 2018 and country head until July 2022. He began his career at Banco Concepción and in 1990 joined Grupo Santander, where he has held various positions of responsibility; among them, Regional Manager, Branch Network Manager, Human Resources Manager and Commercial Banking Manager. He was also Executive Vice President of Banco Santander in Venezuela, where he served for three years and was in charge of the formation of the entity’s commercial area in that country.

Claudio Melandri has degrees in Business and Accounting and holds a Master of Business Administration from the Universidad Adolfo Ibañez.

Other current roles:

●	President of Santander Chile Holding.

Committees:

ALM & Market Committee

Integral Risk Committee

Management Appointment Committee
Remuneration Committee

3. Elección total de los miembros del Directorio

Se propondrá a la Junta Ordinaria de Accionistas la elección de las siguientes personas:

Para ver más información, ver nuestro sitio web

I. Claudio Melandri (Presidente)

Es presidente del Directorio de Banco Santander Chile. Con más de 30 años de trayectoria en la industria financiera, fue gerente general de Banco Santander Chile desde enero de 2010 hasta marzo de 2018 y country head hasta julio 2022. Inició su carrera en el Banco Concepción y en 1990 ingresó a Grupo Santander, donde ha ocupado distintos cargos de responsabilidad; entre ellos, gerente Regional, gerente de la Red de Sucursales, gerente de Recursos Humanos y gerente de la Banca Comercial. También fue vicepresidente ejecutivo de Banco Santander en Venezuela, donde se desempeñó por tres años y tuvo a su cargo la formación del área comercial de la entidad en ese país.

Claudio Melandri es contador auditor e ingeniero comercial. Además, tiene un MBA de la Universidad Adolfo Ibáñez.

Otros cargos actuales:

●	Presidente de Santander Chile Holding.

Comités:

Comité ALCO y Mercados

Comité Integral de Riesgo

Comité de Nombramientos

Comité de Retribuciones

II. Rodrigo Vergara (First Vice-President) (Independent)

He graduated with a business degree from the Pontificia Universidad Católica de Chile in 1985. He obtained a PhD in Economy at Harvard University in 1991. He was president of the Chilean Central Bank between 2011 and 2016 and a member of its Board between 2009 and 2011. His professional career began at the Chilean Central Bank, becoming chief economist in 1992. Between 1995 and 2003 he worked at the Public Studies Centre and between 2003 and 2009 at the Economics Institute of Universidad Católica de Chile. He has been the economic adviser to Central Banks and governments of various countries in Latin America, Eastern Europe, Asia and Africa, and external consultant for the World Bank, the International Monetary Fund, the Inter-American Development Bank and the United Nations. He has been a member of, among others, the Presidential Advisory Council for Labour and Equity, the US-Chile Free Trade Agreement Advisory Council, the National Savings Commission and the Economic Conicyt Group. He has authored numerous articles published in specialized professional journals and has edited several books. Member of the Board since July 12, 2018.

Other current positions:

●	Researcher at the Public Studies Centre.
●	Associate researcher of the Mossavar-Rahmani centre for Business and Government, of John F. Kennedy School of Government, Harvard University.
●	Economics professor-Universidad Católica de Chile.
●	Economic consultant and member of the directive board of several companies.

Committees:

ALM & Market Committee (President)

Audit and Directors Committee

Management Appointment Committee

II. Rodrigo Vergara (Primer Vicepresidente) (Independiente)

Graduado de Ingeniero Comercial de la Pontificia Universidad Católica de Chile en 1985. Obtuvo un Ph.D. en Economía de la Universidad de Harvard en 1991. Fue presidente del Banco Central de Chile entre 2011 y 2016 y miembro de su Consejo entre 2009 y 2011. Comenzó su carrera profesional en el Banco Central de Chile, ascendiendo al cargo de economista jefe en 1992. Entre 1995 y 2003 estuvo en el Centro de Estudios Públicos y entre 2003 y 2009 en el Instituto de Economía de la Universidad Católica de Chile. Asesor económico de bancos centrales y de gobiernos de diversos países de América Latina, Europa del Este, Asia y África, y consultor externo del Banco Mundial, el Fondo Monetario Internacional, el Banco Interamericano de Desarrollo y las Naciones Unidas. Ha integrado, entre otros, el Consejo Asesor Presidencial sobre Trabajo y Equidad, el Consejo Asesor sobre el Tratado de Libre Comercio Chile-Estados Unidos, la Comisión Nacional de Ahorro y el Grupo Conicyt de Economía. Es autor de numerosos artículos publicados en revistas profesionales especializadas y ha editado diversos libros.

Miembro del Directorio desde el 12 de julio de 2018.

Otros cargos actuales:

●	Investigador del Centro de Estudios Públicos (CEP).
●	Investigador asociado del Centro Mossavar-Rahmani de Negocios y Gobierno de la Escuela de Gobierno (Kennedy School) de la Universidad de Harvard.
●	Profesor titular del Instituto de Economía en la Universidad Católica de Chile.
●	Consultor económico y miembro de la junta directiva de varias compañías.

Comités:

Comité ALCO y Mercados (Presidente)

Comité de Directores y Auditoría

Comité de Nombramientos

III. Orlando Poblete (Second Vice President) (Independent)

Lawyer from the Universidad de Chile with a master’s degree in law from the same university. He also graduated from the Senior Management Business Program PADE, of ESE Business School at Universidad de Los Andes.

Between 1979 and 1991, he worked as a teacher of Procedural Law at Universidad de Chile and then he held the same position at the Universidad de Los Andes. Between 1997 and 2004 he was Dean to the Faculty of Law of that university and from then until 2014 he served as rector, year in which he became a member, to date, of the Management Board of that University.

He has been a Board member since January 22, 2014.

Other current positions:

●	Partner of the law firm Orlando Poblete and Company.

●	Member of the Arbitration and Mediation Centre of the Chamber of Commerce of Santiago.

Committees

Remuneration Committee (President)
Audit and Directors Committee (President)

III. Orlando Poblete (Segundo Vicepresidente) (Independiente)

Abogado de la Universidad de Chile con grado de magíster en Derecho de la misma universidad. Es, además, graduado del Programa de Alta Dirección de Empresas PADE del ESE Business School de la Universidad de los Andes.

Entre 1979 y 1991, se desempeñó como profesor de Derecho Procesal de la Universidad de Chile, para luego ocupar el mismo cargo en la Universidad de los Andes. Entre 1997 y 2004 fue decano de la Facultad de Derecho de dicha universidad y desde entonces hasta 2014 se desempeñó como rector, año en que pasa a ser miembro, hasta la actualidad, de la Junta Directiva de esa casa de estudios.

Es miembro del Directorio desde el 22 de enero de 2014.

Otros cargos actuales:

●	Socio del estudio de abogados Orlando Poblete y Cía.

●	Miembro del cuerpo arbitral del Centro de Arbitraje y Mediación de la Cámara de Comercio de Santiago

Comités

Comité de Retribuciones (Presidente)

Comité de Directores y Auditoría (Presidente)

IV. Félix de Vicente (Independent)

He has a business degree with a specialization in Economics from the Universidad de Chile. He started as a fruit exporter in the O’Higgins region and as the Administration and Finance Director of Telemercados Europa, and then served as president and partner of several companies, both in Chile and abroad. Between 2013 and 2014 he was the Minister of Economy, Development and Tourism, having previously worked as the director of the Promotion of Exports (ProChile), an organization belonging to the Ministry of Foreign Affairs.

In 1999 he was nominated as “Businessman of the Year”, in the youth category of Universidad del Desarrollo. He has also been distinguished with the following awards: “Public Man of the Year in the Wine Industry (2011)”, “Outstanding Character in the Salmon Industry (2012)”, “Member of Universidad de Chile’s Circle of Honour (2013)”, “Man of the Year of Software Companies Association (2013)”, “Public Character of Engineering Consulting Firms (2013)”.

Member of the Board since March 27, 2018.

Committees

ALM & Market Committee

Audit and Directors Committee

Integral Risk Committee

IV. Félix de Vicente (Independiente)

Ingeniero comercial con mención en Economía de la Universidad de Chile. Se inició como exportador de frutas de la Región de O’Higgins y como gerente de Administración y Finanzas de Telemercados Europa, para luego desempeñarse como presidente y socio de varias empresas, tanto en Chile como en el exterior. Entre 2013 y 2014 fue ministro de Economía, Fomento y Turismo, habiéndose desempeñado anteriormente como director de Promoción de Exportaciones (ProChile), entidad dependiente del Ministerio de Relaciones Exteriores.

En 1999 fue nominado como “Empresario del Año”, en la categoría Joven, de la Universidad del Desarrollo. Además, ha recibido los siguientes reconocimientos: “Hombre Público del Año de la Industria del Vino (2011)”, “Personaje Destacado por Industria del Salmón (2012)”, “Miembro del Círculo de Honor de la Universidad de Chile (2013)”, “Hombre del Año de la Asociación Empresas de Software (2013)” y “Personaje Público de Empresas Consultoras de Ingeniería (2013)”.

Es miembro del Directorio desde el 27 de marzo de 2018.

Comités

Comité ALCO y Mercados

Comité de Directores y Auditoría

Comité Integral de Riesgo

I. Blanca Bustamante (Independent)

She has a business degree with a specialization in Economics at Universidad Católica de Chile.

Her professional experience includes a place as an economic analyst in the Chilean Central Bank, and as a research analyst at Oppenheimer & Co. New York and in IM Trust. In 1998 she joined Viña Concha y Toro as the Head of Investor Relations, where she worked until 2010. In 2001 she became the Assistant Director of Corporate Communications.

Alternate Member of the Board since April 28, 2015.

Other current positions:

●	Head of Investor Relations at Concha y Toro.

●	Member of the Directive Council of the Concha y Toro Centre of Research and Innovation.

Committees

Integral Risk Committee
Management Appointment Committee (President)

I. Blanca Bustamante (Independiente)

Ingeniero comercial con mención en Economía de la Pontificia Universidad Católica de Chile.

Su experiencia profesional incluye la posición de analista económico en el Banco Central de Chile y analista de estudios en Oppenheimer & Co. Nueva York y en IM Trust. En 1998 ingresa a Viña Concha y Toro como head of Investor Relations, posición que ocupa hasta 2010. En 2001 asume adicionalmente el cargo de subgerente de Comunicaciones Corporativas y en 2017 la Dirección de Asuntos Corporativos.

Ha sido Directora Suplente desde el 28 de abril de 2015.

Otros cargos actuales:

●	Directora de Investor Relations de Concha y Toro.
●	Miembro del Consejo Directivo del Centro de Investigación e Innovación de Concha y Toro.

Comités

Comité Integral de Riesgo

Comité de Nombramientos (Presidente)

VI. Ana Dorrego

She has a degree in Business Administration from Universidad Pontificia de Comillas ICAII-CADE. She also holds an International MBA in Business Administration from Universidad Pontificia de Comillas ICAII-CADE.

She was the Commercial Director of Transactional Banking at Bankinter. In 2000 she joined Santander Group, where she held various positions, including Director of E-Business Development and in recent years she has served in the Corporate Strategy and Development area at Santander Group.

Member of the board since March 15, 2015

Other current positions:

●	Director of Caceis and Caceis Bank (France).

●	Director of Caceis Spain.

VI. Ana Dorrego

Licenciada en Administración de Empresas de la Universidad Pontificia de Comillas ICAI– ICADE. Además, posee un MBA Internacional de la Universidad de Deusto-Bilbao, España, y de la Universidad Adolfo Ibáñez, Chile.

Fue directora comercial de la Banca Transaccional en Bankinter. En 2000 ingresa al Grupo Santander, donde ejerció diversos cargos, entre ellos, directora de Desarrollo de E-business y en los últimos años se ha desempeñado en el área de Planificación Financiera y Desarrollo Corporativo de Grupo Santander.

Es miembro del Directorio desde el 15 de marzo de 2015.

Otros cargos actuales:

●	Directora de Caceis y Caceis Bank (Francia).

●	Directora de Caceis España.

VII. Rodrigo Echenique

He has a degree in Law from the Universidad Complutense de Madrid and state attorney.

In 1976 he joined the Banco Exterior de España as deputy general manager and head of Legal Services. He was subsequently appointed as deputy general director and member of the Executive Committee and served as executive director of Banco Santander from 1988 to 1994. He served as a board member of various industrial and financial companies, including Ebro Azúcares y Alcoholes and Industrias Agrícolas and chaired the advisory council of Accenture. He was also non-executive chairman of NH Hotels Group, Vocento, Vallehermoso and Merlin Properties SOCIMI.

Member of the Board since March 26, 2019.

Other current positions:

●	Vice-chairman and executive director of Banco Santander Spain.
●	Member of the board of Santander Mexico.

VII. Rodrigo Echenique

Licenciado en Derecho de la Universidad Complutense de Madrid y abogado del Estado.

En 1976 se incorporó al Banco Exterior de España como director general adjunto y jefe de Servicios Legales. Posteriormente, fue nombrado director general adjunto y miembro de la Comisión Ejecutiva, y se desempeñó como director ejecutivo de Banco Santander de 1988 a 1994. Ejerció como miembro de directorios de diversas empresas industriales y financieras, entre ellas Ebro Azúcares y Alcoholes e Industrias Agrícolas y presidió el consejo asesor de Accenture. También fue presidente no ejecutivo de NH Hotels Group, Vocento, Vallehermoso y Merlin Properties SOCIMI.

Miembro del Directorio desde el 26 de marzo de 2019.

Otros cargos actuales:

●	Vicepresidente y director ejecutivo de Banco Santander España.
●	Miembro de la Junta de Santander México.

VIII. Lucia Santa Cruz

She has a Bachelor of Arts in History at King’s College, University of London, and an MPhil in History at the University of Oxford. She obtained a Doctor Honoris Causa in Social Sciences at King’s College, University of London.

She has been a Board member since August 10, 2003.

Other current positions:

•	She is a member of the Directive Board of Universidad Adolfo Ibáñez.

•	Director of the General Chilena Consolidada General and Life Insurance Company.

•	Member of the Chilean Academy of Social, Political and Moral Sciences.

Committees

Integral Risk Committee

VIII. Lucia Santa Cruz

Posee un B.A. en Historia de King’s College, Universidad de Londres y un Master of Philosophy en Historia de la Universidad de Oxford. Obtuvo el título de Doctor Honoris Causa en Ciencias Sociales en King’s College, Universidad de Londres.

Es miembro del Directorio desde el 10 de agosto de 2003.

Otros cargos actuales:

●	Miembro de la Junta Directiva de la Universidad Adolfo Ibáñez.

●	Directora de Chilena Consolidada Seguros Generales y Chilena Consolidada Seguros de Vida.
●	Miembro de número de la Academia Chilena de Ciencias Sociales, Políticas y Morales.

Comités

Comité Integral de Riesgo

IX. María Olivia Recart (Independent)

Commercial Engineer with a major in Economics from the University of Concepción and a Master of Arts in Economics from Georgetown. She has more than 25 years of experience in public policies, R&D, senior management of companies and non-profit organizations. She spent 16 years at Fundación Chile, and then served as undersecretary in the Ministry of Finance (2006-2010). At the end of 2010, she assumed as vice president of corporate affairs for the region of the Americas of the Australian mining company BHP and between 2019 and 2023 she was National Chancellor of the Santo Tomás University (UST).

Other current positions:

●	She is member of the Women’s Community Council, director of CAP and Aclara.

IX. María Olivia Recart (Independiente)

Ingeniera Comercial con mención en Economía de la Universidad de Concepción y Master of Arts en Economía de Georgetown. Cuenta con más de 25 años de experiencia en políticas públicas, I+D, alta dirección de empresas y organizaciones sin fines de lucro. Estuvo 16 años en Fundación Chile, y luego se desempeñó como subsecretaria en el Ministerio de Hacienda (2006-2010). A fines del 2010 asume como vicepresidenta de asuntos corporativos para la región de las américas de la minera australiana BHP y entre 2019 y 2023 fue Rectora nacional de la Universidad Santo Tomás (UST).

Otros cargos actuales:

●	Es miembro del Consejo de Comunidad Mujer, directora de Cap y de Aclara.

4. Election of Alternate Board members

Furthermore, it will also be proposed to definitively appoint as Alternate Directors the following:

IX. Juan Pedro Santa María (Independent)

He is a lawyer from the Pontificia Universidad Católica de Chile.

He has been the Legal Corporate Director of the Santander Group in Chile and prosecutor for Banco Santander Chile, Banco O’ Higgins and Banco Santiago. He has worked as President of the Legal Committee of the Banking and Finance Commission for more than 20 years and as the President Pro Tempore at the Financial Law Committee of the Latin-American Banking Federation (FELABAN).

Member of the Board since July 24, 2012.

Other current positions:

●	Member of the Arbitration and Mediation Centre of the Chamber of Commerce of Santiago.

Committees

Audit and Directors Committee (secretary)
Integral Risk Committee

4. Elección de miembros Suplentes del Directorio

Se propondrá, asimismo, nombrar en forma definitiva, como director suplente, a las siguientes personas:

IX. Juan Pedro Santa María (Independiente)

Abogado de la Pontificia Universidad Católica de Chile.

Se ha desempeñado como director jurídico corporativo del Grupo Santander en Chile y fiscal de Banco Santander Chile, Banco O’Higgins y Banco Santiago. Ocupó el cargo de presidente del Comité Jurídico de la Asociación de Bancos e Instituciones Financieras por más de 20 años y presidente pro tempore del Comité de Derecho Financiero de la Federación Latinoamericana de Bancos (FELABAN).

Es miembro del Directorio desde el 24 de julio de 2012.

Otros cargos actuales:

●	Miembro del Consejo del Centro de Arbitraje y Mediación de Santiago de la Cámara de Comercio de Santiago.

Comités

Comité de Directores y Auditoría (secretario)

Comité Integral de Riesgo

V. Alfonso Gómez (Independent)

He is a civil engineer from the Pontificia Universidad Católica de Chile, Master of Design and Doctor of Philosophy at Royal College of Art of London.

His professional career began as an academic at the Industrial and Systems Engineering Department of Universidad Católica de Chile. He became a founding member of Apple Chile, Unlimited and Virtualia, the first social network developed in Latin America. He has served as director of numerous organizations, including Derco, the National Council for the Arts and Culture, Digital Country Foundation and the National Innovation Council. He worked as a dean at the Engineering Faculty and, later, at the Business School of Universidad Adolfo Ibáñez. He launched the Innovation Centre UC, in his role as executive president.

He joined the Board of Directors on March 27, 2018.

Other current positions:

●	Director of the Innovation Centre UC Anacleto Angelini.
●	Director of SONDA Ltd.

Committees

Integral Risk Committee (President)
Remuneration Committee
ALM & Market Committee

V. Alfonso Gómez (Independiente)

Ingeniero civil de la Pontificia Universidad Católica de Chile, Master of Design y Doctor of Philosophy del Royal College of Art de Londres.

Inició su carrera como académico del Departamento de Ingeniería Industrial y de Sistemas de la Universidad Católica de Chile. Fue socio fundador de empresas, incluidas Apple Chile, Unlimited y Virtualia, esta última la primera red social desarrollada en América Latina. Se ha desempeñado como director de numerosas organizaciones, entre ellas, Derco, el Consejo Nacional de la Cultura y las Artes, Fundación País Digital y el Consejo Nacional de Innovación. Ejerció como decano de la Facultad de Ingeniería y Ciencias y, posteriormente, de la Escuela de Negocios de la Universidad Adolfo Ibáñez. Puso en marcha el Centro de Innovación UC, desde su rol de presidente ejecutivo.

Se integra como miembro del Directorio el 27 de marzo de 2018.

Otros cargos actuales:

●	Consejero del Centro de Innovación UC Anacleto Angelini.

●	Director de SONDA S.A.

Comités

Comité Integral de Riesgo (Presidente)
Comité de Retribuciones
Comité ALCO y Mercados

5. Determination of Board Remuneration.

It will be proposed to maintain the remunerations currently in force, agreed at the Ordinary Shareholders Meeting of April 27, 2022, which are available in the Bank’s Report and on the website. The proposal consists of a monthly remuneration of 250 UF (pesos indexed to inflation) (equivalent to CLP $8,777,745 using the value of 1 UF as of Dec. 31, 2022) to each director of the Bank for each session attended. In the case of the Chairman of the Board, this fee is twice the amount mentioned above, while that of the Vice-Chairman is increased by 50% than the other directors. It is also being proposed that if a director participates in one or more committees, excluding the Audit Committee and the Integral Risk Committee, they will receive a remuneration of 30 UF (equivalent to CLP $1,053,329) for each session attended. The president of each committee will receive twice the amount mentioned. The remunerations are limited to one monthly session per committee. In relation to the directors that make up the Integral Risk Committee (IRC), whose frequency is two monthly sessions, a remuneration of 15 UF (equivalent to CLP$526,665) is proposed for each session attended and for the president of this committee, twice this amount mentioned. The amounts for IRC are limited to two sessions per month. According to Article 50 bis of the Chilean Securities Market Law, the members of the Directors and Audit Committee must receive an additional remuneration not less than one-third of the fee they receive as directors. In compliance with the law, the fee of the president of this committee amounts to 230 UF (equivalent to CLP $8,075,525), while the other directors receive 115 UF (equivalent to CLP $4,037,763) for attendance at each session. In all the Committees the mentioned monthly remunerations will be paid per session effectively attended.

5. Determinación de las remuneraciones del Directorio.

Se propondrá mantener las remuneraciones actualmente vigentes, acordadas en Junta Ordinaria de Accionistas de 27 de abril de 2022, las que aparecen informadas en la Memoria del Banco y disponibles en la página web. La propuesta consiste en una remuneración mensual de UF 250 (equivalente a CLP $8.777.745 utilizando la UF de cierre del 2022) para cada director del Banco, por sesión asistida. En el caso del Presidente, esta comisión es el doble de ese monto, mientras que para el Vicepresidente es un 50% mayor que la del resto de los Directores. También se propone que, si un director participa en uno o más comités, excluyendo el Comité de Auditoría y el Comité Integral de Riesgos, recibirán una remuneración de UF 30 (equivalente a CLP $1.053.329) por cada sesión asistida, y el Presidente de cada comité recibirá el doble de dicho monto. Las remuneraciones están limitadas a una sesión mensual por Comité. En relación a los directores que integran el Comité Integral de Riesgo (CIR), cuya frecuencia es 2 veces al mes, la remuneración propuesta es de UF 15 (equivalente a CLP $526.665) por cada sesión asistida, y para el presidente de este comité el doble del monto mencionado. Para el CIR, estos montos estarán limitados a dos sesiones mensuales. De acuerdo al artículo 50 bis de la Ley de Sociedades Anónimas, los miembros del Comité de Directores y Auditoría deben recibir una remuneración adicional no menor a un tercio del honorario que reciben como directores titulares. En cumplimiento con la ley, el honorario del presidente de este comité asciende a 230 UF (equivalente a CLP $8.075.525), mientras que los demás directores que lo integran perciben 115 UF (equivalente a CLP $4.037.763) por asistencia a cada sesión, con tope de una sesión mensual. En todos los Comités se pagarán las comentadas remuneraciones mensuales por sesión efectivamente asistida.

Directors who serve as executives of the Bank in Spain are not paid for their participation as members of the committees they attend.

The directors’ remuneration is determined in UF. The Unidad de Fomento (UF) is revalued in monthly cycles. The nominal value in pesos of the UF is indexed upwards (or downwards in the event of deflation) in order to reflect a proportional amount of the change in the Chilean Consumer Price Index during the previous calendar month. One UF was equivalent to CLP $35,111.98 as of December 31, 2022. Therefore, the amounts proposed for remuneration in 2023 would be similar to the remuneration for 2022 as detailed in the following table, but adjusted for the variation of the UF (inflation) of the year 2023.

	Payments 2022
Board members	Ch$	US$
Claudio Melandri Hinojosa	222,033,759	261,342
Rodrigo Vergara Montes	240,698,418	283,311
Orlando Poblete Iturrate	249,477,357	293,644
Félix de Vicente Mingo	165,821,123	195,178
Alfonso Gómez Morales	153,535,414	180,717
Ana Dorrego de Carlos	--	--
Rodrigo Echenique Gordillo	99,354,305	116,944
Lucía Santa Cruz Sutil	130,328,211	153,401
Juan Pedro Santa María Pérez	145,152,671	170,850
Blanca Bustamante Bravo	128,065,886	150,738
Óscar von Chrismar Carvajal	157,484,334	185,365

The exchange rate used to calculate the figures in dollars was CLP $849.59 / US$1.

It is worth mentioning that they do not receive variable income.

Aquellos directores que se desempeñan como ejecutivos del Banco en España no reciben remuneración por su participación como integrantes de los comités a los que asisten.

Las remuneraciones de los directores están determinadas en UF. La Unidad de Fomento (UF), se revalúa en ciclos mensuales. El valor nominal en pesos de la UF se indexa al alza (o a la baja en caso de deflación) a fin de reflejar un monto proporcional del cambio en el Índice de Precios al Consumidor de Chile durante el mes calendario anterior. Una UF equivalía a CLP $35.111,98 al 31 de diciembre de 2022. Por lo tanto, los montos propuestos para remuneración en 2023 serían similar a la remuneración de 2022 como detallado en la tabla a continuación, pero ajustado por la variación del UF (inflación) del año 2023.

	Pagos 2022
Miembros junta directiva	Ch$	US$
Claudio Melandri Hinojosa	222.033.759	261.342
Rodrigo Vergara Montes	240.698.418	283.311
Orlando Poblete Iturrate	249.477.357	293.644
Félix de Vicente Mingo	165.821.123	195.178
Alfonso Gómez Morales	153.535.414	180.717
Ana Dorrego de Carlos	--	--
Rodrigo Echenique Gordillo	99.354.305	116.944
Lucía Santa Cruz Sutil	130.328.211	153.401
Juan Pedro Santa María Pérez	145.152.671	170.850
Blanca Bustamante Bravo	128.065.886	150.738
Óscar von Chrismar Carvajal	157.484.334	185.365

El tipo de cambio utilizado para calcular las cifras en dólares fue CLP $849,59/US$1.

Cabe mencionar que no reciben ingresos variables.

6. Appointment of External Auditors for the year 2022.

For this proposal, we received proposals from the firms Deloitte, EY, KPMG and PwC. The first three responded by letter that they were not able to participate as they were not independent to Santander: they currently provide advisory services, which is incompatible with external auditing. For PwC, the proposal of fees are similar to those paid for external auditing in 2022.

Taking this into consideration, the Board of the Bank has agreed to propose to the Ordinary Shareholders Meeting to keep the appointment of PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada (PwC) as external auditors of the bank and its subsidiaries for the year 2023, as it was proposed by the Directors’ & Audit Committee. This committee indicated to the Board of Directors that PwC has performed a good and satisfactory audit of the year 2022. Therefore, it suggested to the Board that the audit contract is renewed with PwC for the financial year of 2023.

6. Designación de Auditores Externos para el ejercicio 2022.

Para este efecto se han solicitado propuestas a las firmas Deloitte, EY, KPMG y PwC. Las 3 primeras respondieron por carta excusándose, por cuanto no tienen independencia respecto de Santander, en razón de prestarle diferentes servicios de asesoría, lo que es incompatible con la auditoría externa. En el caso de PwC los honorarios que eventualmente se deban pagar son los mismos que en el ejercicio 2022.

Por estas consideraciones, el Directorio del Banco ha acordado proponer a la Junta Ordinaria de Accionistas que se mantenga a PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada (PwC) como auditores externos del Banco y sus filiales, para el ejercicio del año 2023, según propuesta del Comité de Directores y Auditoría. PwC ha desarrollado en buena forma la auditoría del año, por lo tanto se sugirió al Directorio que se renueve el contracto de auditoria con PwC para el año financiero de 2023.

7. Designation of Local Risk Rating Agencies.

It will be proposed to continue with Feller and ICR given their ample expertise in rating local Chilean banks.

Currently they assigned us the following classifications:

Ratings	Feller Rate	ICR
Shares	Level 1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+

8. Report of the Directors and Audit Committee, determination of the remuneration of its members and the budget of expenses for its operation.

It will be proposed to the Ordinary Shareholders Meeting that the operating budget of this Committee continue to be the same amount agreed for the last year, equivalent to UF 7,200. This proposal considers the part of the remuneration that the law requires to pay the members of the committee for their performance in it.

9. Give a report for the operations referred to in Title XVI of Law 18,046.

This matter is informative only in which an account is given of the main transactions performed with related parties during 2022, and consequently it is a non-voting matter. For more detail regarding related party transactions please see Note 43 of our Audited Financial Statements for 2022.

7. Designación de Clasificadores Locales Privados de Riesgo.

Se propondrá continuar con Feller Rate e ICR Chile, por su experiencia en clasificación de bancos en el mercado local.

Actualmente nos han asignado las siguientes clasificaciones:

Clasificaciones	Feller Rate	ICR
Acciones	Nivel 1	1CN1
Depósitos a corto plazo	N1+	N1+
Depósitos a largo plazo	AAA	AAA
Bonos de hipotecarios	AAA	AAA
Bonos corrientes	AAA	AAA
Bonos subordinados	AA+	AA+

8. Informe del Comité de Directores y Auditoría, determinación de la remuneración de sus miembros y del presupuesto de gastos para su funcionamiento.

Se propondrá a la Junta que el presupuesto de funcionamiento de este Comité sea la misma cantidad acordada en la Junta Ordinaria de Accionistas del año recién pasado, equivalente a 7.200 Unidades de Fomento. Esta propuesta considera la parte de la remuneración que la ley exige pagarles a los miembros del Comité por su desempeño en él.

9. Dar cuenta de las operaciones a que se refiere el Título XVI de la Ley 18.046.

Esta materia es meramente informativa, en donde se da cuenta de las principales operaciones efectuadas con partes relacionadas en el año y en consecuencia no será sometida a votación. Un resumen de las operaciones con partes relacionadas se puede ver en la Nota 43 de los Estados Financiero Auditadas del Banco para el año 2022.

10. Any matter of social interest that should be review at Ordinary Shareholders’ Meeting, in accordance with the law and the Bank’s Bylaws.

This matter gives shareholders the possibility of discussing any matter that arises related to meeting matters and that is not in the meeting agenda.

10. Conocer de cualquier materia de interés social que corresponda tratar en Junta Ordinaria de Accionistas, conforme a la ley y a los Estatutos del Banco.

Esta materia se utiliza para dar la posibilidad de discutir algún asunto que surja relacionado a materias de junta y que no esté en la tabla.